Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

The following is a transcript of a conference call that was conducted on July 12, 2019 relating to the announcement of Hillenbrand’s proposed acquisition of Milacron Holdings Corp.

Hillenbrand, Inc. to Acquire Milacron Holdings Corp Conference Call

Operator

Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss Hillenbrand’s acquisition of MILACRON. At this time, all participants have been placed in a listen-only mode. The call will be open for your questions following the presentation.

I would now like to turn the call over to Rich Dudley, Director of Investor Relations at Hillenbrand. Mr. Dudley — please go ahead.

Richard A. Dudley — Hillenbrand, Inc. — Director of IR

Thank you operator and good morning everyone. Welcome to our conference call to discuss Hillenbrand’s acquisition of MILACRON, which we announced earlier this morning.

Before we begin, let me briefly cover our Safe Harbor statement. Our comments contain certain forward-looking statements that are subject to the Safe Harbor provisions of the securities laws. These statements are not guarantees of future performance or events and actual results or events could differ materially. I encourage you to take a look at slide 2 of the slide presentation and our filings with the SEC for a discussion of forward-looking statements and the risks and uncertainties that could impact actual results or events.

Moving to the next slide — On the call today is Joe Raver, our President and CEO, Kristina Cerniglia, our Chief Financial Officer, and Tom Goeke, CEO of MILACRON. You’ll find a supporting slide presentation in the Investors section of our website under “Events & Presentations,” and we’ll walk through the deck this morning. After the prepared remarks, we’ll open it up for Q&A.

With that, I will now turn the call over to Joe.

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Thank you, Rich. Welcome everyone and thank you for joining us this morning.

I’m now on slide 4.

I’m excited to tell you more today about this pivotal acquisition and how MILACRON advances our strategy to drive long-term profitable growth and value for our shareholders.

Slide 4 should be familiar to everyone who knows Hillenbrand. Our mission and vision is to become a world-class global diversified industrial company with a proven record of success driven by the Hillenbrand Operating Model. The acquisition of MILACRON represents a significant step toward achieving that vision, and we believe this combination will be good for all our stakeholders - our customers, our employees, our shareholders, and the communities in which we operate.

Turning to slide 5… This is a big step for Hillenbrand in the execution of our profitable growth strategy, and I’m excited to tell you more about it today. In Milacron, we’re getting some great businesses with leading brands, good growth characteristics, and strong margins. Milacron operates in three segments, the two largest being injection molding equipment, best known through the Milacron brand; and hot runner systems, best known through their Mold Masters brand.

Our businesses are complementary, and we believe they’ll be stronger together as we increase our global scale, product line diversification, and importantly, expand our capabilities across the plastics value chain. We see opportunities for long term growth as we explore innovative ways to combine our products, technologies, engineering expertise, and global footprint to help our customers improve their businesses.

In addition, we see meaningful opportunities to drive efficiencies across the business by reducing public company costs, taking advantage of procurement opportunities, and driving operational efficiencies through the application of the Hillenbrand Operating Model.

Finally, we believe this transaction will be good for both sets of shareholders with the potential to share in the significant financial benefits we believe we can generate with this deal.

Now to slide 6, let me review some of the key elements of the transaction. I’ll hit these at a pretty high level, and Kristina will cover additional detail later in the call.

This is a cash and stock transaction valued at approximately $2 billion, including Milacron’s net debt of approximately $686 million as of March 31, 2019.

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Milacron shareholders will receive $11.80 in cash and a fixed exchange ratio of 0.1612 shares of Hillenbrand common stock for each share of Milacron common stock they own.

From a financial perspective, this is an accretive transaction — accretive to EPS in the first full year following close and immediately accretive to margins. We expect to drive free cash flow generation and further enhance margins across the business.

Upon closing, Hillenbrand shareholders will own approximately 84% of the combined company, and Milacron shareholders will own approximately 16%.

We intend to fund the cash portion of the transaction through debt financing and have secured a committed bridge financing facility.

We expect to close the transaction in the first quarter of 2020, subject to customary closing conditions and regulatory approvals, including the approval by Milacron shareholders.

This is a complementary transaction that meaningfully transforms our portfolio and product offering. We are really confident that Milacron’s leading technology solutions and sizable installed customer base will help us drive long-term profitable growth and enhance value for shareholders of both companies.

Before I discuss the deal rationale in further detail, I’d like to turn the call over to Milacron’s CEO, Tom Goeke, to make a few comments about the transaction. Tom?

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Thanks, Joe. First off, I want to reiterate the excitement about the combination of MILACRON with Hillenbrand, and the significant value we believe that the transaction creates for all our stakeholders.

Our Board carefully and thoroughly reviewed the strategic and financial merits of this combination and unanimously concluded that this transaction represents a unique opportunity for MILACRON, and provides shareholders significant and immediate value — as well as the ability to participate in the upside potential of the combination. As Joe mentioned, as part of the combination, MILACRON shareholders will receive $11.80 in cash and a fixed exchange ratio of 0.1612 shares of Hillenbrand common stock for each share of MILACRON common stock they own.

In Hillenbrand, we believe we have found a tremendous partner. Beyond the strategic benefits Joe outlined, we expect our customers will benefit as well. Our goal at MILACRON has always been to provide our customers with innovative products across our critical plastics and fluids technologies and processing solutions. Together with Hillenbrand, we will be able to continue delivering breakthrough products and customized systems to existing and new customers, and strengthen our service platforms and distribution capabilities.

Throughout this process, one of the things that attracted Hillenbrand to MILACRON is the incredible strength of our talented employees across each of our complementary businesses. As part of a larger organization, we believe there will be significant opportunities for MILACRON employees to continue to develop their careers and share in a common culture that values collaboration, talent development, and excellent customer service. Further, the Hillenbrand Operating Model is highly complementary to our approach, and we are confident we can seamlessly bring these two companies together.

Finally, I’d like to acknowledge that this transaction would not have been possible without the hard work of MILACRON’s outstanding team. I want to thank all of our employees for their contributions, and their continuing focus on serving our customers by providing the critical plastics and fluids technologies and processing solutions they depend on with the excellent service they have come to expect.

We are confident we can create even more value for our key stakeholders together in this exciting new chapter. I hope you share our enthusiasm about the many benefits we expect from this transaction.

With that I’ll turn the call back to Joe.

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Thanks, Tom.

As slides 7 and 8 show, Hillenbrand and Milacron have much in common. We’re both strong legacy companies with leading brands, highly engineered products and services, and global reach. Our headquarters are in close proximity, about 50 miles apart, and we share similar organizational cultures. More importantly, Milacron aligns with our profitable growth strategy and meets our key criteria for strategic acquisitions.

Slides 9 and 10 provide an overview of Milacron, and you can see why we believe it’s a great strategic fit with our company.

Milacron has strong industry positions and brands, as a leader in hot runner systems, injection molding equipment, and metalworking fluids.

The Melt Delivery & Control Systems business designs and manufactures highly engineered, technically advanced hot runner and process control systems, mold bases, and components. Milacron is well-known for its Mold Masters brand, which is a global leader in the markets it serves.

The Advanced Plastics Processing Technologies business designs and manufactures plastics processing equipment and systems, including injection molding, under the Milacron brand; as well as extrusion and auxiliary systems. In injection molding equipment, Milacron is a leader in North America and India; and the bulk of their extrusion business is in North America. In addition, we’re excited about the large installed equipment base, which presents a great aftermarket opportunity.

The Fluids business is also a strong business with good financial metrics and a global presence. Operating under the Cimcool brand, the company offers metalworking fluids that help customers reduce their production costs.

Turning now to Slide 11 … there is increasing demand for plastics products globally, supported by a growing population and an expanding middle class in emerging markets.

The plastics, processing equipment and global hot runner markets are expected to grow in the mid single-digits over the next few years.

Some examples of the drivers of long-term demand include:

•                  the automotive industry’s increased use of light-weight plastics to improve fuel efficiency, and this is especially true as the industry moves to electric vehicles;

•                  packaging in emerging markets to improve food shelf life, freshness, and safety;

•                  a variety of applications in the medical space, with a focus on safety, improved drug and therapy delivery, and durability; and

•                  an ongoing shift in construction to plastics that are more durable, lightweight and require little maintenance.

In addition, shortened product lifecycles and more innovative designs across a number of end markets are driving demand for new hot runner systems.

Together with Milacron, we are even better positioned to benefit from these global macro trends as we can offer a broader range of products and systems, additional technological advancements, and systems integration.

As you can see on Slide 12, with this acquisition, the combined company will have an enhanced ability to serve customers across the plastics value chain, including base resins production, compounding, plastics processing, and recycling.

I would like to draw your attention to the fact that Hillenbrand will have a strong position in a number of key processing and conversion steps. This is critically important as it enables us to understand our customers’ needs deeply, collaborate with them to innovate and solve problems, and to cross-sell products, sub-systems, and systems. Being at the heart of our customers value proposition is invaluable.

In the short to medium term, we expect cross-selling opportunities for extruder and material handling equipment as we work to leverage our core product engineering capabilities and different customer channels. Our combined service footprint and geographical reach will assure closeness to our customers and improve the service we can deliver. We will look to leverage our combined service network to drive the growth of our parts and service business.

Ultimately, with Milacron we will have a stronger global footprint and a broader set of offerings to serve customers across the plastics value chain.

Turning to Slide 13 — The Hillenbrand Operating Model is a consistent, repeatable framework that we use as a competitive differentiator to drive our strategy, and we see opportunities to apply this to our combined business as well.

On the right side of the slide are a few key areas where we believe we can use our operating model to share best practices to drive growth and profitability. These include:

•                  Leveraging our global footprint and best practices to drive Milacron’s aftermarket business

•                  Leveraging the combined procurement capabilities of the two companies

•                  Expanding the use of Milacron’s global shared service center, and

•                  Optimizing the combined operational footprint

Hillenbrand and Milacron share similar corporate cultures and operating philosophies, and we believe this will lead to greater efficiency and accelerated performance.

At this time, I’ll turn the call over to Kristina to talk more about expected synergies and some additional financial details of the transaction.

Kristina A. Cerniglia - Hillenbrand, Inc. - Senior VP & CFO

Thanks Joe. Good morning everyone, and good to be here with you this morning!

As a result of this transaction, Hillenbrand is expected to add meaningful scale and financial strength, which, we believe, will enable us to grow and capitalize on significant synergy opportunities.

Slide 14 provides additional detail on the expected transaction synergies. In terms of cost savings, we expect to generate annualized, run-rate cost synergies of approximately $50 million within three years following close. The majority of anticipated savings will come from reducing public company costs, realizing operating efficiencies, and capturing direct and indirect spend opportunities. We believe our targeted savings are very achievable.

The transaction will immediately improve Adjusted EBITDA margin, and we anticipate further margin improvement as the combined company leverages scale and realizes cost savings.

In addition, we anticipate revenue synergies through cross-selling opportunities of extruder and material handling equipment, combining complementary businesses, and leveraging sales channels to further penetrate the aftermarket.

And as Joe mentioned earlier, we believe there’s a significant opportunity to drive additional efficiencies across the business through the application of the Hillenbrand Operating Model.

Slide 15 provides a snapshot of what the combined business looks like.

On a pro forma basis, the combined companies’ reported results for fiscal 2018 include nearly $3 billion in revenue, more than $500 million of adjusted EBITDA and in excess of $325 million in free cash flow.

This will provide a strong financial foundation to capture opportunities within the approximately $30 billion plastics technology and processing industry, as well as in fluid technologies and processing systems. We expect the increased scale and diversification of the combined company to drive long-term growth and profitability.

When looking at the pro forma numbers, it’s worth noting that Hillenbrand and Milacron have different fiscal year ends, Milacron’s being a calendar year and ours a fiscal year that ends September 30.

Turning now to Slide 16, the cash consideration of approximately $870 million paid to Milacron shareholders will be funded with new debt. Milacron shareholders will also receive a fixed exchange ratio of 0.1612 shares of Hillenbrand common stock for each share of Milacron stock they own.

From a balance sheet perspective, we will be assuming Milacron’s net debt, which was $686 million as of March 31, 2019, and we will be refinancing with new Hillenbrand debt. Based on our expected mix of debt and current market rates, we estimate our average incremental borrowing cost on the additional debt funding will be about 3.9%. After the completion of the acquisition, we expect our pro forma net leverage to be approximately 3.6x EBITDA.

We take seriously our commitment to maintain an investment grade rating and are confident in our ability to meaningfully reduce debt over the near-term. After closing, we will be prioritizing de-leveraging to bring our net leverage ratio down to below 2.75x within 12 months post-close.

Our capital deployment priorities are not changing. First, we will be very focused on integrating the Milacron acquisition. We will also continue to pay our current per-share dividend. When we reach our targeted leverage ratio, we will resume our focus on executing strategic acquisitions and returning cash to shareholders through share repurchases. We plan to maintain a strong balance sheet and a liquidity profile that will continue to provide flexibility to execute our strategy and we will remain disciplined in our capital allocation.

Now I’ll turn the call back over to Joe.

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Thanks, Kristina.

I’m now on Slide 17. So, in summary: this is an exciting transaction and the next step in our journey to become a world-class global diversified industrial company.

With Milacron, we meaningfully transform our portfolio and product offering by adding Milacron’s leading technology solutions, strong brands, and sizable installed customer base to help us drive long-term growth. These are great businesses with strong margin profiles and solid growth potential.

We are stronger together. The combined company will be better able to capitalize on emerging trends across the plastic value chain, including improved access to attractive end markets and geographies over the long-term.

Our increased global scale and footprint will strengthen the service network and drive increased efficiencies across the company. And, we believe our similar cultures, continuous improvement mindset, and customer focus will help us accelerate performance.

Finally, the combination is expected to drive significant financial benefits, which both Hillenbrand and Milacron shareholders will benefit in.

I have great respect for Milacron’s talented employees and look forward to welcoming them to Hillenbrand as we embark on this next step in our strategy and create increased value for our key stakeholders.

With that, we’d be happy to take your questions. Operator, please open the lines.

Operator

Your first question comes from Daniel Moore from CJS Securities

Daniel Joseph Moore - CJS Securities, Inc. - Director of Research

A quick congratulations. You gave pretty good detail but I did want to drill down first on the synergies a little bit if possible. May be to the extent that we can bucket or give a framework for the magnitude of the expected improvements in public company cost, procurement, maybe more detail around Hillenbrand Operating Model and how that differs from what Milacron’s been doing? And I think I saw in the slideshow you expect $20 million to $25 million in the first year, maybe just a little bit more detail on the cadence of that over the 2 to 3 year period?

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Okay, Dan, yes, so I think when you look at the $50 million and then the run rate. Obviously, reducing the public company costs and some of the direct overlap will be the fastest savings that we’ll be able to achieve with the companies coming together. And then, it’s things like procurement. So we’ve done some good diligence and understand their spending cube and have taken a look and so things that they are real procurement, both direct and indirect procurement savings opportunities. And then of course applying to Hillenbrand Operating Model. So we use that across our businesses. And Milacron has a very similar kind of — a very similar mindset and focus. And particularly in their APPT business, when you’ve gone through some restructuring and they’ve done a lot of really good work and hard work to get the businesses where they are today. And I think we both believe that there’s continued margin upside particularly in that business by the application of the operating model. So we’ll continue to — we’ve both identified integration leads, really strong people within our business. We’re in the process of forming the teams to bring together to start work on Monday, to continue to get more clarity in terms of synergies and plan to make sure that we’re capturing synergies very, very quickly...

Kristina A. Cerniglia - Hillenbrand, Inc. - Senior VP & CFO

So I think Dan, I would just add it is day one, right? And we still have to do a lot of work to get to the level of detail. But I think we’re pretty committed that within the first 12 months, we’re targeting the $20 million to $25 million of cost synergies. And as you know, as we continue to report and move forward after the close, we’ll report on how we’re doing on those synergies on realization.

Daniel Joseph Moore - CJS Securities, Inc. - Director of Research

Helpful. And maybe switching to any potential revenue synergies, just talk about the customer overlap between the two businesses. And where you see any opportunity for one plus one to equal or a little bit more than two.

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Yes. So as you saw on Slide 12, in terms of the plastics value chain, historically, we’ve been — in the first couple parts of the value chain and base resin production and engineered plastics and compounding but we do some extruded products, so there’s a little bit of overlap, we tend — our products are complementary, they don’t really compete against each other, they’re complementary. And so we tend to do larger systems, but we both do extruded products and we see a benefit from being able to cross-sell products on the extrusion side to have improved offerings in a couple of markets like PVC, in recycling. And then the other place that we see an opportunity is — so we sell material handling systems and feeders in more the upstream processes in the pellet production. And so we see an opportunity for Milacron to cross sell, material handling equipment and systems in the plants where their injection molding equipment sits as an example. So there’s a couple of places where we overlap from a product and can come together and be stronger in some of the end markets. And then, let me just say finally, over the longer run, you look at the combined company and it’s a company that really understands plastics well, all the way from version resin production, down through how plastics moves through a hot runner and into a mold and injection molding machine. And so as things as innovative to do product development happened, for example biodegradable plastics, more recycling, I think we’ll be in a really good position to understand deeply what’s happening in the value chain because we can see all across the value chain. And as you know, these companies have — these companies really have great engineering strengths. And so over the long run, we’ll look to be able to share R&D and engineering capabilities. And so we’re excited about that possibility.

Daniel Joseph Moore - CJS Securities, Inc. - Director of Research

Last for me and then I’ll jump out. Maybe just talk a little bit about since I’m less familiar with Milacron’s business, maintenance, spare parts, the percentage of generally recurring revenue, both from Milacron and the combined business?

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Sure. So let me break the — let me — so you know the Hillenbrand business, where about 1/3, a little over 1/3 of the Process Equipment Group business is recurring parts and service — spare parts and service. And so let me just break their business out into 3 segments. And so in APPT and this is the injection molding and extrusion businesses, they have a very similar profile to our businesses. And so they’re selling capital equipment and then there’s a spare parts stream that comes with that. And they have about the same percentage of spare parts, it’s a little over 1/3, I think it’s about 35% in 2018 was their spare parts business in the APPT segment. So that’s very similar to our business. And we see opportunities, they got a lot of equipment out there around the world. And so we see some opportunities to improve our ability to serve and have technicians in various markets to help drive growth in the spare parts business. The other two businesses, I’ll start with Fluid Technologies, that’s really a consumable business, right? So it’s not a part and service business, it’s metal working fluids that are being consumed as they’re used. So it’s a different business model. And then, on the Melt Delivery & Control Systems, so this is primarily the bulk of this is hot runner systems. And you know that business  does have a recurring revenue part and some spare parts. It’s a slightly different business model though. And so what really drives that business is product upgrades and design changes. So every time a new pen is designed or a cell phone or a medical device, there’s a — the old hot runner system is obsolete and a new hot runner system is developed. And so that’s a business that’s really — it’s like a recurring revenue in the sense it goes into injection molding machine. And it’s really predicated on product design changes and the pace at which product lifecycle is shorten. And so Tom likes to call it rapid capital. So it’s fast turn, he likes to call it rapid capital. Was that helpful?

Operator

Your next question comes from Matt Summerville from D.A. Davidson.

Matt J. Summerville - D.A. Davidson & Co., Research Division - MD & Senior Analyst

Could you guys may be just take a few minutes across the 3 reportable business segments: Melt, plastics and fluid and frame up the competitive environment, who are the players? A little more granularity on how you’re positioned and I guess then across the 3 I would also ask is to how you sort of parse out the relative cyclicality of each one of these businesses?

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

I think Tom might be a great person to give some insight on the competitive dynamic and cyclicality of the businesses.

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

So let’s take a look at, as Joe just explained, quite a bit of the business is recurring revenue. So if you’re really to breakout cyclicality, it would fall into the equipment side of APPT. The Melt Delivery & Control Systems, as Joe mentioned with every new design, every new generation or product, a mold is replaced. And that lives through up cycles, down cycles, companies generally aren’t falling behind on product development through the upturn and downturn in economic cycles. Fluids is a consumable, pure consumable, in cycles, it drops slightly and returns rapidly. So it as being a 100% consumable. So really it’s about narrowed down to about 35% of the portfolio is really sensitive to cycles.

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Yes, and so I would just then maybe take — put in the context of our overall offering. And so I think the other thing that we look hard at and do a lot of analysis on is that when you think about for example the Coperion business that’s in the plastic space, they do really big projects. And so those come in to the cycle late because the orders are placed and those projects are delivered 5, 6, 7 quarters later, but they come out late. And  then in the middle, our engineering plastics is probably a bit more like the injection molding business, where it comes in a quarter or 2 and then  comes back out. And then, you have this really pretty solid recurring revenue base in parts and service underneath there, that is pretty steady. So we’re certainly not immune to cycles at all. But we do have slightly different characteristics and a different cycle sort of in and out timing in different parts of the business.

Matt J. Summerville - D.A. Davidson & Co., Research Division - MD & Senior Analyst

And then the other part of my question and maybe this is for Tom as well. Just the competitive dynamics and relative positioning across the three reportable segments?

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Sure. So In APPT, we’re highly concentrated, in North America and India having a number one position in both regions. In the hot runner business,  worldwide #2, Asia #2, North America, India and Europe, #1. And then in the fluids business, it’s highly specialized. So we’re a synthetic  and semisynthetic provider. We compete with the likes of Haitian and Quaker which are sort of the 800-pound gorillas in the industry so we’re very niched sell-through distribution. And have a very special position in delivering to smaller firms. So a very well protected business. So it’s about —  and the fluids is about $10 billion market and we’re — and about $130 million annual sales. And as I said, very niched. In the case of the hot runner business, competition — largest competitor is Yudo who is Korean, their largest position is in Korea. And in China, generally, Asia. Husky, which is predominantly their focus is packaging. And then, it rapidly drops off. Barnes participates in their mold technology group. And they’re lined up with the acquisitions they’ve made thermal play and packaging, it’s inventive and auto and then, most recently with the acquisition in Switzerland  mold making for packaging. So that’s sort of the lineup in fluids. And in the hot runner business and equipment, we have really 3, 4 large competitors  worldwide, Krauss Maffei, which is German based Chinese owned. ENGEL, which is Austrian. And Haitian which is a Chinese firm and competes in a small tonnage arena. So we stack up pretty well technology wise in all 3 industries with our competitors. And have really carved out our place to be within all of the segments. We cover broad segmentation in each of those application areas.

Matt J. Summerville - D.A. Davidson & Co., Research Division - MD & Senior Analyst

Then just — it is a follow-up, relative to the $50 million in synergies. I guess what organic assumption are you embedding into being able to achieve that number as it pertains to Milacron, Kristina?

Kristina A. Cerniglia - Hillenbrand, Inc. - Senior VP & CFO

We are really looking at their — like a low single-digit organic growth rate.

Operator

Your next question comes from Mike Halloran from Baird.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

So a couple of questions here. First, could you talk about how the transaction came about and then from your perspective, Tom, why is now a good time for Milacron to be sold? And then maybe a little bit more color from your perspective on why is the ideal place for Milacron to land?

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

So this is Joe. Why don’t I take the first part of that and flip it to Tom for the second part of that. Tom and I — we’re just down the road from each other, about 50 miles apart and we met and started to talk to one another and just talked about business opportunities, what was happening and we found out that we discovered that it may be a great opportunity here for both sets of shareholders. One thing led to another, a lot of things have to come together and the timing has to be just right for something like this to come together. And so we’re just delighted that it did. All the — as you know the history of this will be in the proxy materials that will get published. And so you’ll see some of the detail there, but that’s kind of how we came together. And then Tom, I’ll turn it to you.

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

Yes. So Mike, with the support of outside financial advisors, we reviewed the offer we had from Hillenbrand and believe the transaction presents a unique opportunity to create significant and immediate value for our stockholders, as well as the opportunity to benefit from the upside potential of the combined companies. We tested the waters and found out that it in fact is a very good offer. The synergies felt really good for the combined company. As you know, we’ve just concluded restructuring our focus internally as growth, internal improvement, and I think the Hillenbrand Operating Model really gives us an acceleration for improvement internally, in terms of operating efficiencies and speed in doing business.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

Makes sense. And then, so I know the Milacron side very well obviously and I know a question earlier touched on this, but I would like some more context on how these two pieces fit together. So obviously, that — I think it’s Slide 12 has a good diagram on where the overlaps are, not a lot of overlaps, so when a typical customer or somebody is going through the value chain in the plastics processing. How much real overlap happens at the customer level. How much does this process kind of flow together in a synchronized way? Or are these more disparate and ultimately the goal for you on a multiyear basis after debt levels normalized lower. Is this just the template for what you want to fill in longer-term as you continue to push and gain more in the plastic space?

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Yes. So I’ll start with this and then I’m sure Tom will weigh in as well. So because you know a little bit less maybe about the Hillenbrand business, our great strengths in the value chain are at the front end of the value chain. So it’s really base resin production. We make extrusion and material handling equipment that is making — think about polyethylene and polypropylene plants, these are our systems, may be producing up to 100 tons or more an hour of plastic pellets that are polyethylene or polypropylene. We then also have similar types of equipment downstream to the next  step, which is you take those base resins, those base polyethylene and polypropylene pellets and then may add color in it or UV protection or  strength to them. And that’s with the engineered plastic or plastics compounding. And there we’re strong on the material handling side, we have a very high in-line of feeders and then compounders, pelletizers et cetera. So that’s sort of where — that’s our strength. We play a little bit on the extruded products. So our extruders are used to make flooring, window profiles, piping et cetera. We tend to have bigger, stronger machines, so we tend to make like larger things. And then finally, at the very end of the chain, in recycling, when you think about industrial recycling, right? The product goes back in, it gets reground and it goes right back through an extruder and turned back in to a pellet. So that’s kind of where the Hillenbrand piece plays. And then we overlap really a little bit at the extruder part, but again, we make bigger equipment than they do. But if you walk into their plant, their plant looks like are they making screws and barrels and control systems for their screws, we’re doing the same things, they’re just bigger. And so then — so that’s the overlap and then really on the processing side for injection molding products, but — we really don’t  have much of a presence there from a Hillenbrand perspective, but believe we can sell some of the material handling equipment in that space. And now I make one more comment before I see if Tom wants to add anything. On that chart, you see the green parts on that chart. So one of the things that’s really important for this value chain is you want to be in the key places. And it’s typically a conversion step or a place that creates real value and transforms the product or creates the product that your customer gets paid value for. And so one of the great things about these businesses coming together is we really are strong in some of the key conversion steps. And when you are strong in those key conversion steps, then you get the opportunity to work together to best understand how materials flow and what the issues are in different parts of the value chain.  And so that’s over the very long-run, like we expect R&D and engineering capabilities to be able to share lots of good information, but it’s generally  different customers from the first two parts to the third part, which is the processing part. Tom, do you want to add?

Thomas J. Goeke - Milacron Holdings Corp. - CEO, President & Director

No, I think you really explained it quite well. I would say the one is the Coperion brand sells systems, highly engineered systems. And the extrusion equipment is highly sophisticated. Our extrusion equipment is a bit simpler, where today I would say Coperion may not be competitive in certain application areas because of that. So it really expands a large complementary area in extrusion. And then, with our extrusion business, it gives us the opportunity now with Coperion to look upstream and downstream at delivering around the less sophisticated extruder, also a full system. And  so on the injection molding side, that same upstream and feeding equipment is not different than what you use in extrusion, we’re bringing raw  materials to a plastic conversion machine, processing and then doing some kind of take away on parts. So that whole upstream part of what is available in engineering at Coperion plays really nicely with the injection molding business.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

Great. So last one, Joe, maybe talk about how you think fluids fits into the overall portfolio, obviously, you’re going to have a fair amount of debt out of the gate, free cash flow is going to go towards debt pay downs, but fluids was always deemed, at least externally as non-core to Milacron, curious how you’re viewing that from your seat?

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Yes. So first, I guess, I would just like to say, it’s a good business, right? The fluid business is a good business, it’s got really good. As Tom explained earlier, it’s good, good financial characteristics, good growth prospects, so it’s a really good business. We’re still early in this whole process and we’re evaluating how the parts and pieces of the portfolio fit together. And so — but then — with that said, of course, if there is a better owner for  a business, we’d be happy to explore that to create shareholder value, but again, it’s part of the business, it’s got really good characteristics and  we think it’s a great business.

Operator

Your next question comes from Daniel Moore from CJS Securities.

Daniel Joseph Moore - CJS Securities, Inc. - Director of Research

Just a reasonably long lead time between now and expected close, just maybe comment on any regulatory issues, that you see if there are any, if it’s largely here in the U.S., if there is other European anti-trust you need to get through?

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Yes. So Dan, this is Joe. So the first thing I would say is that we have some good advisors. So I think both sides have good advisors. So that’s important  and the regulatory approvals I would say are sort of customary sorts of approvals that you would expect in a deal like this with — but we don’t expect any significant regulatory hurdles or issues, we’re pretty complementary businesses, as I think you heard and so we’re pretty customary  and we don’t expect any issues.

Operator

There are no further questions. I’ll turn the call back over to Joe Raver. I apologize.

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Thank you very much, no problem. Thank you very much. So hey, we’re super excited here, right? We’re excited about this transaction. I firmly believe that this is the next step in Hillenbrand’s vision to become a world-class global diversified industrial company. In the Milacron businesses, we’re getting really great technology, sizable customer installed base and these are good businesses with good growth profiles and operating margins. I think as a combined company, we talked a lot about the plastic’s value chain, we think we can capitalize on that. Our geographic footprint, we think we can capitalize on that. And then they do some things really well, like a shared service center, we think we can benefit from shared  procurement. And then I think our Hillenbrand Operating Model, we’re excited to introduce that to the Milacron businesses. So we really feel good, and we feel like from a cultural perspective, we have a good fit. And lastly, we think that this will create really good financial benefits for both sets of shareholders.

And so again, I want to thank everybody for participating in the call this morning. Look, we recognize we have a lot of work to do ahead of us, but we’re really excited about the potential of bringing these two companies together. So thanks everyone, really appreciate it and have a great day.

Operator

This concludes today’s conference call. You may now disconnect.

Forward-Looking Statements

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the  approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness

Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact  of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction  or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction.  The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931 6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction.  Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019.  Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.